03013839

AB 3/5/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53256

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 AND ENDING DECEMBER31, 2002

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SOVEREIGN SECURITIES CORPORATION, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 MARKET STREET, CENTRE SQUARE BUILDING, CONCOURSE LEVEL

(No. and Street)

PHILADELPHIA, PA 19102

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

AMEDEO G. PICCIONI **(267) 256-2871**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

2001 MARKET STREET **PHILADELPHIA** **PA** **19103**

(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING RECEIVED FEB 28 2003 WASH. D.C. SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

SOVEREIGN SECURITIES CORPORATION, LLC

Statement of Financial Condition

December 31, 2002 with Report of Independent Auditors

0301-0389129-PH

OATH OR AFFIRMATION

I, Amedeo G. Piccioni, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Sovereign Securities Corporation, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Amedeo G. Piccioni
Signature

Chief Financial Officer
Title

Eleanor J. Tumolo
Notary Public

NOTARIAL SEAL
ELEANOR J. TUMOLO, Notary Public
City of Philadelphia, Phila. County
My Commission Expires February 17, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sovereign Securities Corporation, LLC

Statement of Financial Condition

December 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia
Pennsylvania 19103-7096

Phone: (215) 448-5000
Fax: (215) 448-4069
www.ey.com

Report of Independent Auditors

The Board of Directors of
Sovereign Securities Corporation, LLC

We have audited the accompanying statement of financial condition of Sovereign Securities Corporation, LLC (the "Company") as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 10, 2003

Sovereign Securities Corporation, LLC

Statement of Financial Condition

December 31, 2002

Assets	
Cash and cash equivalents	$ 18,632,648
Reserve bank account	156,000
Securities owned, at market value (cost $32,415,679)	32,611,524
Receivable from broker-dealers	2,568,946
Accrued interest receivable	80,701
Due from affiliate	862,892
Other assets	72,532
Total assets	$ 54,985,243
Liabilities and member's interest	
Liabilities:	
Payable to broker-dealers	$ 1,017,926
Payable to customers	153,216
Due to affiliate	201,902
Accounts payable and accrued liabilities	466,500
Other liabilities	1,139,375
Total liabilities	2,978,919
Member's interest	52,006,324
Total liabilities and member's interest	$ 54,985,243

See accompanying notes.

Sovereign Securities Corporation, LLC

Notes to Statement of Financial Condition

December 31, 2002

1. Organization

Sovereign Securities Corporation, LLC (the Company), is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company is a subsidiary of Sovereign Bank (the Parent), a wholly-owned subsidiary of Sovereign Bancorp, Inc. (SBI), a multi-billion dollar thrift holding company headquartered in Philadelphia, Pennsylvania. The Company is located in Philadelphia, Pennsylvania, and has additional sales offices in Sarasota, Florida and Boston, Massachusetts.

The Company primarily provides fixed income brokerage services. Brokerage services are primarily provided to professional portfolio managers at institutional clients, including broker dealers, banks, depository institutions, insurance companies, money managers, and retirement funds. The Company also provides brokerage services for government agency and municipal security offerings. Additionally, the Company enters into agent transactions by acting as the intermediary between parties for various investment and derivative transactions.

2. Significant Accounting Policies

Securities Transactions

Transactions in issued securities are recorded at fair value on the trade date, as if they had settled. Securities are valued based on prices obtained from third party pricing sources.

Amounts receivable and payable for issued securities transactions that have not reached their contractual settlement date are recorded gross on the statement of financial condition.

Contractual securities commitments represent firm commitments to purchase and sell securities when issued. These commitments are stated at fair value beginning on their trade date and are included net in other liabilities on the statement of financial condition.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments, including government money market funds, with a maturity date of three months or less. The carrying amount of cash and cash equivalents in the statement of financial condition approximates its fair value.

2. Significant Accounting Policies (continued)

Derivative Financial Instruments

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at market value or, if market prices are not readily available, fair value. Market values for exchange-traded derivatives, principally futures, and certain options, are based on quoted market prices. Fair values for over-the-counter derivative financial instruments, principally interest rate swaps, are based on pricing models intended to approximate the amounts that would be received from or paid to a third party in settlement of the contracts. Factors taken into consideration include credit spreads, market liquidity, concentrations, and funding and administrative costs incurred over the life of the instruments. At December 31, 2002, the Company was not a party to any interest rate swaps.

Derivatives used for economic hedging purposes may include swaps, forwards, futures, and purchased options. The Company does not apply hedge accounting as defined in FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as all financial instruments are marked to market. Therefore, the disclosures required in paragraphs 44 and 45 of the Statement are generally not applicable with respect to these financial instruments.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years.

Income Taxes

The Company is included in the consolidated federal income tax return filed by SBI. Federal income taxes are calculated as if the Company filed on a separate-return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. There are no deferred tax assets or liabilities at December 31, 2002.

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of the statement of financial condition and the related notes to the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. Receivable From and Payable to Broker-Dealers

Amounts receivable from and payable to broker-dealers at December 31, 2002 consist of the following:

	Receivable	Payable
Securities fail to deliver/receive	$ 1,029,030	$ 977,926
Fees receivable on agent transactions	1,528,000	–
Fair value of futures and forward contracts	11,916	–
Other payable to broker	–	40,000
	$ 2,568,946	$ 1,017,926

4. Securities Owned

Securities owned consist of trading and investment securities at fair values at December 31, 2002, as follows:

State and municipal obligations	$ 24,731,363
Corporate asset-backed securities	5,933,254
U.S. government obligations	1,946,907
	$ 32,611,524

Included in securities owned at December 31, 2002 are U.S. government obligations with a market value of $1,584,000 on deposit and pledged as collateral at clearing organizations and depositories.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the Company may not allow the withdrawal of equity capital or payment of dividends if such payment would result in aggregate indebtedness greater than 10 times net capital or if net capital would fail to be at least 120 percent of the minimum required net capital.

At December 31, 2002, the Company had net capital of $49,359,091, which was $49,109,091 in excess of its required net capital of $250,000. The Company's net capital ratio was .04 to 1.

6. Special Account for the Exclusive Benefit of Customers

Pursuant to Rule 15c3-3 of the Securities and Exchange Commission, the Company may be required to deposit cash or acceptable equivalents in a special bank account for the exclusive benefit of its customers. At December 31, 2002, the Company segregated and secured $156,000 in this account.

7. Financial Instruments and Concentrations of Credit Risk

Financial instruments recorded at fair value on the Company's statement of financial condition include securities owned. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to brokers, dealers, receivables from and payables to affiliates and customers, and bank loans. Financial instruments carried at contract amounts which approximate fair value, either have short-term maturities, are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or

7. Financial Instruments and Concentrations of Credit Risk (continued)

other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review and monitor, as necessary, the credit standing of each counterparty as well as the exposure to each counterparty.

The Company periodically uses derivatives as financial instruments, which primarily include futures contracts and interest rate swaps, whose value is based upon an underlying asset, index or reference rate. The Company records its derivative activities at fair value in other assets on the statement of financial condition. These derivative financial instruments are used to economically hedge other positions or transactions and are subject to varying degrees of market and credit risk.

Additionally, in the normal course of business the Company enters into transactions for securities purchased and sold on a when-issued basis (when-issued securities), which are recorded on the statement of financial condition at the net of unrealized gains and losses by issuer.

As of December 31, 2002, the gross contractual or notional amounts of derivative financial instruments used for trading purposes was $12,400,000 and was comprised of forward and exchange-traded futures contracts. The gross unrealized gain associated with these contracts was $11,916 at December 31, 2002, and is included in receivable from broker-dealers.

8. Related Party Transactions

The Company entered into a Management and Expense Agreement (the Agreement) with its Parent. Under the Agreement, the Parent provides various administrative services to the Company including payroll, accounting, procurement, payment processing, and facilities. In return, the Company reimburses the Parent for amounts due under the Agreement on a monthly basis. As of December 31, 2002, the Company owed the Parent $317,340 for these services. This is included in due to affiliate on the statement of financial condition.

8. Related Party Transactions (continued)

On August 27, 2002, the Company increased a line of credit agreement with its Parent from $75,000,000 to $200,000,000. The line of credit has an interest rate equal to the fed funds rate, is payable on demand, has no stated maturity, and is adjustable if mutually agreed upon by the Company and the Parent. In addition, the Company has a $25,000,000 revolving subordinated loan agreement with its Parent. The aforementioned $200,000,000 line of credit agreement is automatically reduced to the extent that any amounts are advanced under the revolving subordinated loan agreement. At December 31, 2002, there were no amounts outstanding under either agreement.

The operating results of the Company could be materially different in the absence of its relationship with its Parent.

9. Commitments

The future minimum lease commitments of the Company are as follows:

Year	Committment
2003	$ 241,643
2004	170,035
2005	60,095
2006	60,095
2007	5,007
Total	$ 536,875

As of December 31, 2002, the Company had commitments of $287 million and $261 million to purchase and sell debt securities, respectively, at a future issue date.